Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

OF

BRIGHT GREEN GROW INNOVATION, LLC

INTO

BRIGHT GREEN CORPORATION

Now on this 28th day of May, 2019, Bright Green Grow Innovation, LLC, a New Mexico limited liability company formed on or around December 2, 2015 (the “Non-Survivor”) and Bright Green Corporation, a Delaware corporation (the “Survivor”), pursuant to Title 8, Section 264 of the Delaware General Corporation Law, have entered into the following Agreement of Merger;

W I TN E S S E T H:

WHEREAS, the Board of Directors and a majority of the stockholders of the Survivor and the Manager(s) and a majority of the Members of the Non-Survivor deem it advisable that the companies merge into a single corporation as hereinafter specified; and

WHEREAS, said Non-Survivor filed its Articles of Organization in the office of the Secretary of State of the State of New Mexico; and

WHEREAS, said Survivor filed its Certificate of Incorporation m the office of the Secretary of State of the State of Delaware;

NOW, THEREFORE, the companies do hereby agree and prescribe the terms and conditions of said merger and of carrying the same into effect as follows:

FIRST: Survivor hereby merges into itself the Non-Survivor and said Non- Survivor shall be and hereby is merged into the Survivor. The address of the Survivor shall be

SECOND: The Certificate of Incorporation of the Survivor as in effect on the date of the merger provided for in this Agreement, shall continue in full force and effect as the Certificate of Incorporation of the corporation surviving this merger.

THIRD: All of the outstanding units in the Non-Survivor are hereby converted into a number of shares of common stock of the Survivor equivalent to the ratio of [●].

FOURTH: The merger shall have the effects set forth in the DGCL, including without limitation, Title 8, Section 264 of the DGCL. Without limiting the generality of the foregoing, from the Effective Time, (i) all the properties, rights, privileges, immunities, powers and franchises of the Non-Survivor shall vest in the Survivor, as the surviving corporation, and (ii) all debts, liabilities, obligations and duties of the Non-Survivor shall become the debts, liabilities, obligations and duties of the Survivor, as the surviving corporation.

FIFTH: This merger shall become effective upon filing with the Delaware and New Mexico Secretaries of State.

SIXTH: The Survivor hereby agrees to accept service of process in New Mexico for any action or proceeding for the enforcement of any liability or obligation subject to suit arising out of the Non-Survivor’s actions prior to the merger.

SEVENTH: The Survivor agrees to adhere to the rights of the previous members of the Non-Survivor to receive payment for their interest, as stipulated by the New Mexico Limited Liability Company Act.

(signature page follows)

2

IN WITNESS WHEREOF, the parties to this Agreement, pursuant to the authority duly given by the Board of Directors and the stockholders of the Survivor and the Manager(s) and the Members of the Non-Survivor, have caused this Agreement of Merger to be executed by an authorized officer of each party hereto.

Bright Green Grow Innovation, LLC,
a New Mexico limited liability company

Bright Green Corporation, a Delaware corporation